Triple Double Crown, LLC
"THE GOSPEL OF ROCK AND ROLL - SEASON 1"

Proceeds Participation Agreement

The undersigned (the **"Investor",** and together with all other Revenue Participation holders, the **"Investors")** represents and understands that Triple Double Crown, LLC, a Florida limited liability company (the "Issuer") is offering (the "Offering") Proceeds Participation Rights pursuant to this Proceeds Participation Agreement in a Regulation CF offering subject to the Issuer's Form C SEC filing (the "Form C", and collectively with this Proceeds Participation Agreement, the **"Offering Documents"),** in which the Issuer proposes to raise a minimum aggregate amount of $100,000 (the "Target Offering Amount") and not more than a maximum aggregate amount of $1,500,000 (the "Maximum Offering Amount").

This Proceeds Participation Agreement (this **"Proceeds Participation Agreement")** relates to Investor's agreement to purchase Proceeds Participation Rights in the amount of $[_____](the **"Purchase Price"),** on or about the date of this Proceeds Participation Agreement, to be issued by the Issuer, subject to the terms, conditions, acknowledgements, representations and warranties stated herein and in the Offering Documents, as the same may be supplemented or amended. Capitalized terms used but not defined herein shall have the meanings given to them in the Offering Documents.

Investor understands that if Investor wishes to purchase Proceeds Participation Rights, Investor must complete this Proceeds Participation Agreement and submit the applicable Purchase Price in accordance with the instructions set forth in the Offering Documents and on "Good Works Investments" (a dba of WeVidIt, Inc ; hereinafter the **"Portal")'s** page for this Offering.

In order to induce the Company to accept this Proceeds Participation Agreement for the Proceeds Participation Rights and as further consideration for such acceptance, Investor hereby makes, adopts, confirms and agrees to all of the following covenants, acknowledgements, representations and warranties with the full knowledge that the Company and its affiliates will expressly rely thereon in making a decision to accept or reject this Proceeds Participation Agreement.

1. Definitions. The following terms, as used herein, shall have the following meanings:

    "Show" means the Episodic Show presently entitled "The Gospel of Rock and Roll – Season 1".

    "Gross Receipts" means the proceeds received by the Issuer from the release of the Show.

    "Proceeds Participation Rights" means
    the Investor shall be entitled to receive revenue participation payments pro rata with all other investors in this Offering until the Investor has received up to one hundred twenty percent (120%) of their purchase price from the Gross Receipts of the Show actually received by the Issuer and shall be paid before any other claims against the Gross Receipts are paid, after which IF a minimum threshold of one million is funded through this Offering, the Investor shall participate pro rata, together with all other investors in this Offering, in a pool equal to twenty percent (20%) of the Issuers net revenue for a period of five (5) years commencing on the date of the initial Closing. All distributions shall be made quarterly, and the Company shall use reasonable efforts to ensure timely payment within (60) sixty days of the end of each quarter. Upon the expiration of the five-year period, all rights to revenue participation under this clause shall automatically terminate. Reasonable costs associated with revenue distributions such as accounting, and administration shall be paid out of the gross receipts prior to revenue distributions. Transactional costs i.e. ACH / Check / Wire transfer, shall be deducted from individual distributions and will be the choice of each investor.

    "Participation Period" means a period of Five (5) Years from the date of initial Closing.

2. Subscription. Subject to the terms and conditions hereof and the provisions of the Offering Documents, the Issuer agrees to issue, sell, and deliver to each Investor, and each Investor agrees to purchase from the Issuer, Proceeds Participation Rights in the amount of the Purchase Price.

3. Acceptance of Subscription. It is understood and agreed that the Issuer shall have the sole right, in its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Issuer only when Investor has received a confirmation of closed investment notice from the Portal. Subscriptions will be considered in the order received, and the Proceeds Participation Rights will be allocated among Investors without priority.

4. The Closing. The closing of the purchase and sale of the Proceeds Participation Rights shall take place as soon as reasonably possible after the Offering Deadline or at such earlier time as set by Issuer (the **"Closing"),** subject to the following conditions:

   (a)   The Offering may not close if the cumulative subscriptions in the Offering have not reached the Target Offering Amount by the Offering Deadline.

   (b)   The Offering may not close until the Offering has been open to the public for at least twenty-one (21) days after opening, although if the minimum target is met prior to twenty-one (21) days, an initial Closing and subsequent Closings may close prior to the full Offering closing after it has been open a minimum of twenty-one (21) days.

   (c)   The Offering may not close for any individual Investor until such Investor's identity is verified with the escrow facilitator (the **"Escrow Facilitator"),** and such Investor's funds have cleared the escrow account (the **"Escrow Account").**

   (d)   If the Issuer sets a Closing earlier than the Offering Deadline, the Issuer shall send a notice five days prior to the Closing to all investors who have committed to invest in the Offering through a Proceeds Participation Agreement granting them an opportunity to cancel their commitment up to forty-eight (48) hours prior to the Closing. This notice will also identify if the Issuer will continue to accept commitments up to the Closing and Offering Deadline.

   (e)   The Offering may close in batches after the Offering Deadline (or intermediate deadlines for rounds in an offer that has rolling closes) as requirements are met for any such batch of Investors.

5. Payment for Proceeds Participation Rights. The Investor shall pay to the Issuer the Purchase Price at the time of entering into this Proceeds Participation Agreement. Investor may pay the Purchase Price by ACH, credit card, or wire transfer subject to limitations set forth in this agreement or through the Portal's technology. Payment shall be submitted to the Escrow Facilitator and held by the Escrow Facilitator until such time that it is either refunded to the Investor or distributed to the Issuer. If payment is never received by the Escrow Facilitator, Investor's subscription will not be accepted.

6. Termination. The Issuer and Investor may terminate this Proceeds Participation Agreement as follows:

   (a)   The Investor may terminate this Proceeds Participation Agreement for any reason, but only up to forty-eight (48) hours before the Closing, provided that if the Investor enters into this Proceeds Participation Agreement during the last forty-eight (48) hours of the Offering, then the Investor may not terminate this Proceeds Participation Agreement.

   (b)   The Issuer may terminate this Proceeds Participation Agreement at any time and for any reason up until the time that Investor's subscription is accepted at Closing.

(c)   The Issuer may terminate this Proceeds Participation Agreement after the Closing without recourse if the Investor's payment is subjected to a chargeback.

(d)   **Revenue Participation Termination Clause (Fixed 5-Year Window with Finalization)**

IF a threshold of one million is funded through this Offering, THEN the Investor shall be entitled to receive revenue participation distributions pursuant to this Agreement for a period of five (5) years commencing on the date of the initial Closing (the "Participation Period"). For the avoidance of doubt, the Investor shall only be entitled to revenue that is **received or contractually scheduled to be received by the Issuer during the Participation Period**. Revenue arising from deals or contracts during the normal course of business initiated within the Participation Period but scheduled to be received after the expiration date shall **not** be included.

The Company shall use reasonable good faith efforts to ensure that revenue is not purposefully delayed in order to avoid payment to the Investor, and Investor hereby acknowledges by nature of business there are cases where revenue is delayed beyond the Issuer's control. Issuer shall have no obligation to accelerate revenue outside the normal course of business during the participation period.

Upon the expiration of the Participation Period, all rights of the Investor to receive revenue participation payments shall automatically terminate. The Company shall make final distributions within one hundred eighty (180) days following the expiration date, after which no further payments shall be due.

7. Representations and Warranties of the Issuer. As of the Closing, the Issuer represents and warrants that:

(a)   The Issuer is duly formed and validly existing under the laws of the state of Florida, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Issuer of its business as it is currently being conducted.

(b)   This Proceeds Participation Agreement, when executed and delivered by the Issuer, shall constitute the valid and legally binding obligations of the Issuer, enforceable against the Issuer in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   The Proceeds Participation Rights, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Proceeds Participation Agreement and the Offering Documents, will be validly issued, fully paid and non-assessable.

8. Representations and Warranties of the Investor. The Investor hereby represents and warrants to and covenants with the Issuer that:

(a)   The Investor has the capacity to purchase the Proceeds Participation Rights, enter into this Proceeds Participation Agreement and to perform all the obligations required to be performed by the Investor hereunder, and such purchase will not contravene any law, rule or regulation binding on the Investor or any investment guideline or restriction applicable to the Investor.

(b)   The Investor is a resident of the state set forth on the signature page hereto and is not acquiring the Proceeds Participation Rights as a nominee or agent or otherwise for any other person.

(c)   The Investor is a citizen of the United States of America.

(d)   The Investor is at least eighteen (18) years of age.

(e)   The Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which the Investor purchases or sells the Proceeds Participation Rights and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Investor is subject or in which the Investor makes such purchases or sales, and the Issuer shall have no responsibility therefor.

(f)   The Investor has received a copy of the Offering Documents. The Investor has not been furnished any offering literature other than the Offering Documents and has relied only on the information contained therein.

(g)   The Investor understands and accepts that the purchase of the Proceeds Participation Rights involves various risks, including the risks outlined in the Offering Documents. The Investor represents that it is able to bear any loss associated with an investment in the Proceeds Participation Rights.

(h)   The Investor confirms that it is not relying on any communication (written or oral) of the Issuer or any of its affiliates, as investment advice or as a recommendation to purchase the Proceeds Participation Rights. It is understood that information and explanations related to the terms and conditions of the Proceeds Participation Rights provided in the Offering Documents or otherwise by the Issuer or any of its affiliates or the funding portal or any of its affiliates shall not be considered investment advice or a recommendation to purchase the Proceeds Participation Rights, and that neither the Issuer nor any

of its affiliates or the funding portal or its affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Proceeds Participation Rights.

(i)   The Investor is familiar with the business and financial condition and operations of the Issuer, all as generally described in the Offering Documents. The Investor has had access to such information concerning the Issuer and the Proceeds Participation Rights as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Proceeds Participation Rights.

(j)   The Investor understands that each of the Investor's representations and warranties contained in this Proceeds Participation Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(k)   The Investor acknowledges that the Issuer has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the offering or closing of funds for these Revenue Participation Rights, whichever comes first. This Proceeds Participation Agreement shall thereafter have no force or effect and the Issuer shall cause the Escrow Facilitator to return the previously paid Total Purchase Price of the Proceeds Participation Rights, without interest thereon, and also deducting reasonable transaction, transfer and facilitation fees if there are any such costs, to the Investor.

(1)   The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Proceeds Participation Rights or made any finding or determination concerning the fairness or advisability of this investment.

(m)   The Investor represents that it is not relying on (and will not at any time rely on) any communication (written or oral) of the Issuer, as investment advice or as a recommendation to purchase the Proceeds Participation Rights, it being understood that information and explanations related to the terms and conditions of the Proceeds Participation Rights and the other transaction documents that are described in the Offering Documents shall not be considered investment advice or a recommendation to purchase the Proceeds Participation Rights.

(n)   The Investor confirms that the Issuer has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Proceeds Participation Rights or (B) made any representation to the Investor regarding the legality of an investment in the Proceeds Participation

Rights under applicable legal investment or similar laws or regulations. In deciding to purchase the Proceeds Participation Rights, the Investor is not relying on the advice or recommendations of the Issuer and the Investor has made its own independent decision that the investment in the Proceeds Participation Rights is suitable and appropriate for the Investor.

(o)   The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Proceeds Participation Rights. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Proceeds Participation Rights and the consequences of this Proceeds Participation Agreement. The Investor has considered the suitability of the Proceeds Participation Rights as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Proceeds Participation Rights.

(p)   The Investor is aware of its investment limitations based on Investor's annual net income, net worth and previous investments through other regulation crowdfunding offerings over the proceeding twelve-month period and is compliant with such limitations based on the Total Purchase Price.

(q)   The Investor is acquiring the Proceeds Participation Rights solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Proceeds Participation Rights. The Investor understands that the Proceeds Participation Rights have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Proceeds Participation Agreement. The Investor understands that the Issuer is relying upon the representations and agreements contained in this Proceeds Participation Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(r)   The Investor understands that the Proceeds Participation Rights may not be transferred by the Investor for a period of one year and only thereafter if such transfer is made pursuant to the exemptions found in the regulation crowdfunding statutes and rules and is approved by Issuer in writing.

(s)   The Investor agrees to receive all communications and notifications via electronic means and is responsible for updating the Issuer of any changes to email address and acknowledges lack of updating can result in unwanted negative outcomes resulting in missed notifications. The Issuer hold no responsibility for pursuing, tracking down or otherwise finding updated contact information. This could result in loss of rights or opportunity. It is the sole responsibility of the Investor.

9. Conditions to Obligations of the Investor and the Issuer. The obligations of the Investor to purchase and pay for the Proceeds Participation Rights specified on the signature page and of the Issuer to sell the Proceeds Participation Rights are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Issuer contained in Section 7 hereof and of the Investor contained in Section 8 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

10.   Obligations Irrevocable. The obligations of the Investor shall be irrevocable except as allowed under the laws of Regulation Crowdfunding.

11.   Waiver Amendment. This Proceeds Participation Agreement may not be modified or amended except pursuant to a written instrument signed by the Issuer with a Majority Consent of the Investors. For

purposes of this Proceeds Participation Agreement, "Majority Consent of the Investors" means the affirmative vote of Investors holding, in the aggregate, in excess of 50% of the sum of the Purchase Price of all Investors paid to the Issuer pursuant to this Proceeds Participation Agreement (the "Total Offering Amount"); provided, however, that any Investor that does not respond within 15 days of receipt of a written request for an Investor vote shall be deemed to have forfeited such Investor's right to vote on such action and the Total Offering Amount held by such Investor shall be ignored for purposes of determining the existence of a Majority Consent of the Investors. Except as expressly provided herein, this Proceeds Participation Agreement, together with the Proceeds Participation Rights, represents the entire agreement between the Investors and the Issuer regarding the subject matter hereof and supersedes all prior or contemporaneous communications, promises, and proposals, written or electronic, between them.

12.   Assignability. Neither this Proceeds Participation Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Issuer or the Investor without the prior written consent of the other party.

13.   Waiver of Jury Trial. THE INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS REVENUE PARTICIPATION AGREEMENT.
Any dispute, controversy, or claim arising out of or relating to this Agreement, including its formation, interpretation, breach, or termination, shall be settled by binding arbitration in accordance with the rules of the Institute for Christian Conciliation (ICC), a division of Ambassadors of Reconciliation. Which provides faith-based alternative dispute resolution services, including biblical mediation and court-approved Christian arbitration, following the Rules of Procedure for Christian Conciliation™. The ICC is recognized for its certified Christian conciliators who resolve conflicts in accordance with biblical principles, as outlined in scriptures like Matthew 18:15-20 and 1 Corinthians 6:1-8. The arbitration shall be conducted in Oklahoma by a single arbitrator mutually agreed upon by the Parties. If the Parties cannot agree on an arbitrator, one shall be appointed by the ICC. The arbitration decision shall be final and binding, and judgment on the award may be entered in any court having jurisdiction.

14.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Proceeds Participation Rights by the Investor ("Proceedings"), the Investor irrevocably submits to the jurisdiction of the federal or state courts located in Tulsa, Oklahoma, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15.   Governing Law. This Proceeds Participation Agreement shall be governed by and construed in accordance with the laws of the State of Oklahoma.

16.   Section and Other Headings. The section and other headings contained in this Proceeds Participation Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Proceeds Participation Agreement.

17.   Counterparts. This Proceeds Participation Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18.   Notices. All notices and other communications provided for herein shall be by email and shall be deemed to have been duly given on the day on which the receiver received such email if sent prior to 5:00 PM in the receiver's time and on the following business day if sent after 5:00 PM.

19.   Binding Effect. The provisions of this Proceeds Participation Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20.   Survival. All representations, warranties and covenants contained in this Proceeds Participation Agreement shall survive (i) the acceptance of the subscription by the Issuer and the Closing, (ii) changes in the transactions, documents and instruments described in the Offering Documents which are not material or which are to the benefit of the Investor and (iii) the death or disability of the Investor.

21.   Indemnification. The Investor shall indemnify and hold harmless both the Funding Portal and Issuer and their respective officers, directors, employees, associates, and agents from and against any and all losses, claims, damages, liabilities, and expenses (including reasonable attorneys' fees) arising out of or resulting from any breach of the Investor's representations, warranties, or obligations under this Subscription Agreement or from any violation of applicable laws in connection with the Investor's purchase of the securities. The Investor's indemnification obligations shall survive the closing of the transaction and any termination of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Investor has executed this Proceeds Participation Agreement on:

_____   _____   _____
Month   Day   Year

INVESTOR:

By: _____
              Signature

Name: _____
              Print

State or Territory, and Country of Domicile: _____ United States of America

Aggregate Purchase Price: US$ _____

_____

The offer to purchase the Proceeds Participation Rights as set forth above is confirmed and accepted by

the Issuer as to the Purchase Price of $_____

Issuer

By. _____

Name. _____

Title. _____

Date. _____